(LOGO)                                          BANPONCE
                                                CORPORATION


                                                2

                                                JUNE 30, 1995

TO OUR STOCKHOLDERS


Economic activity has been showing signs of slowing down during the second quarter of 1995. Interest rates turned downward after fifteen months of increases, in anticipation of a reduction in the federal funds rate by the Federal Reserve, which finally occurred in July. Notwithstanding the above, BanPonce Corporation (the Corporation) continues to exhibit steady improvement in its performance as the second quarter of 1995 reflects an increase in net earnings of $2.4 million over the same quarter last year. Net income for the quarter amounted to $34.1 million or $0.98 per common share, compared with $31.7 million or $0.96 per common share for the second quarter of 1994. Return on assets (ROA) and return on common equity (ROE) for the quarter were 1.00% and 13.47%, respectively, compared with 1.03% and 14.59% for the second quarter of 1994. The improvement in this quarter's earnings resulted from higher levels of net interest income, particularly due to loan growth, significant growth in other operating income and a reduction in both the provision for loan losses and income tax expense, partially offset by higher operating expenses.

    For the six-month period ended June 30, 1995, net income reached $67.8 million or $1.94 per common share, with an ROA of 1.03% and an ROE of 13.71%. For the same period in 1994, net income was $60.4 million or $1.84 per common share, while ROA and ROE were 1.02% and 14.19%, respectively.

    Net interest income for the second quarter of 1995 rose $6.5 million or 4.8% when compared with the same period in 1994. This rise in net interest income is attributed to a $1.4 billion growth in average earning assets, principally commercial and mortgage loans, partially offset by a reduction of 36 basis points in the net interest yield, on a taxable equivalent basis.

    The provision for loan losses decreased to $12.6 million for the second quarter of 1995 from $14.0 million for the same period a year earlier. Net charge-offs for the second quarter were $11.4 million or 0.56% of average loans, an increase over the $8.6 million or 0.49% of average loans, reported for the same quarter last year. For the six-month period ended June 30, 1995, net charge-offs as a percentage of average loans decreased to 0.49% from 0.54% for the same period last year.

    Non-performing assets (NPA) at June 30, 1995 amounted to $148.2 million compared with $115.9 million a year earlier and $124.1 million at March 31, 1995. As a percentage of loans, non-performing assets represented 1.81%, 1.60% and 1.55%, for these same dates, respectively. When adjusted to conform to standard industry practice, NPA were $107.7 million or 1.31% of total loans as of June 30, 1995. The allowance for loan losses at June 30, 1995 amounted to $158.7 million, representing 1.94% of loans, compared with $146.4 million or 2.03% at the same date in 1994.

    Operating expenses for the three-month period ended June 30, 1995, totaled $124.7 million compared with $112.4 million for the same quarter in 1994. The increase is partially due to the implementation of a voluntary early retirement plan in Banco Popular for employees meeting certain eligibility requirements, which amounted to $1.9 million in the quarter, and the operations of the Corporation's new subsidiaries BP Capital Markets, Banco Popular, FSB and Popular Mortgage which accounted for $2.5 million in operating expenses. Other factors such as annual merit increases, business expansion of the Corporation, expenses related to the usage of technological advances and the introduction of new products and services contributed to the total increase.

    The Corporation's total assets at June 30, 1995 were $14.6 billion, compared with $12.8 billion at the same date in 1994 and $13.1 billion as of March 31, 1995. Total loans reached $8.2 billion while total deposits were $9.6 billion. The Corporation's capital increased to $1.1 billion at June 30, 1995, compared with $1.0 billion a year earlier.

    Book value per common share increased to $29.59 as of June 30, 1995, from $26.53 as of the same date last year. The Corporation's common stock price was $35.50 at the end of the quarter compared with $31.25 at June 30, 1994. Based on 32,893,968 shares outstanding, the Corporation had a market capitalization value of $1.2 billion at June 30, 1995. The Corporation enjoys strong capital ratios with a Tier 1 ratio of 11.58%, a total capital ratio of 12.85% and a leverage ratio of 7.07%.

    Please refer to the financial review section of this quarterly report for a more detailed discussion of the Corporation's financial performance and results of operations.


    On its April, 1995 meeting, the Board of Directors of the Corporation declared a cash dividend of $0.30 per common share for the third quarter of 1995. This represents a 20% increase over the $0.25 per common share paid in previous quarters. The dividend was paid on July 3, 1995 to shareholders of record on June 16, 1995. In addition, the provisions of the recently enacted Puerto Rico Tax Reform Act, which reduced to 10% the tax on dividends from Puerto Rico domestic corporations to both individuals and corporations, and eliminated the tax withholding on interest payments to non-residents, became effective on July 1, 1995.


    As anticipated, during this quarter the Corporation completed the acquisition of CS First Boston, Puerto Rico, Inc., with total assets of approximately $752 million. This securities underwriter and broker/dealer operation will enhance the Corporation's ability to provide investment banking and financial services to the public and private sector entities and provide a greater variety of products for our customer base.


    Continuing with the Corporation's geographical expansion and efforts to provide technology and delivery systems outside of Puerto Rico, Banco Popular entered an agreement with Banco Popular Dominicano and other financial institutions in the Dominican Republic to establish the infrastructure and process ATM (automated teller machines) tranactions on that sister-island. This agreement will drive the Corporation's electronic payment system initiative even further, while providing additional sources of revenue to the Corporation.


    The Corporation's leasing subsidiaries, Velco and Popular Leasing, announced their plans to consolidate operations. The synergies expected with this consolidation should improve the productivity and efficiency of the operations, provide better service to our customers and attain significant improvements in financial returns.


    After 27 years of very active and valuable participation, Mr. Manuel Luis del Valle retired from the Board of Directors of the Corporation upon reaching the mandatory retirement age. Likewise, Mr. George Blasini, a director of Banco Popular since 1991, retired from the Board of Directors upon reaching the mandatory retirement age. We are sincerely grateful for their dedication, valuable contributions and long-time support.

                                        /s/ Richard L. Carrion
                                        ----------------------
                                        Richard L. Carrion
                                        Chairman, President and
                                        Chief Executive Officer

POST MEETING REPORT

The Annual Stockholders Meeting of BanPonce Corporation was held on April 21, 1995, at 2:00 p.m. on the seventh floor of the Popular Center Building in Hato Rey, Puerto Rico.

Mr. Richard L. Carrion, Chairman of the Board and President of the Corporation, presided over the meeting. The secretary of the Board, Samuel T. Cespedes, Esq., reported that out of 32,866,623 common shares issued and outstanding as of the record date for the meeting, March 7, 1995, a total of 29,426,348 shares, or 89.53%, were represented at the meeting, which complied with the quorum required by law.

Mr. Carrion reported the names of the five directors nominated for re-election until the 1998 Annual Stockholders Meeting: Luis E. Dubon, Jr., Esq., Manuel Morales, Jr., Hector Gonzalez, Francisco M. Rexach, Jr., and Julio E. Vizcarrondo. Following the appointment of a Ballot Committee, the voting process began.

While the votes were being counted, the Corporation's Annual Report was discussed and several stockholders asked questions related to it, offered their comments and thanked the Corporation's working team, Board of Directors, Senior Management and employees. Mr. Carrion answered the questions and offered the corresponding explanations. Following the discussion, Mr. Carrion presented the Corporation's financial statements and an account of a diversity of activities held throughout the year. Mr. Carrion also informed that the Board of Directors had approved the payment for the third quarter of a $0.30 dividend per common share to shareholders on record as of June 16, 1995 to be paid on July 3, 1995. Upon a motion duly made and seconded, the 1994 Annual Report was approved.

The Ballot Committee rendered its report on the voting results for the election of directors. All five (5) candidates were elected for a three-year term, with favorable votes ranging from 88.12% to 89.37% of the voting shares issued and outstanding as of the record date.

After thanking those present for their attendance and cooperation, the Chairman adjourned the meeting.

                                    (PHOTO)



1       Mr. Richard L. Carrion, Chairman                (Center)
            President and Chief Executive Officer

2       Mr. Jorge A Junquera,                           (Right)
            Executive Vice President

3       Mr. Samuel T. Cespedes, Secretary               (Left)

FINANCIAL REVIEW
--------------------------------------------------------------------------------------------------------------------
BALANCE SHEET HIGHLIGHTS                                   At June 30,                 Average for the six months
(In thousands)                                  1995         1994       Change       1995        1994        Change
--------------------------------------------------------------------------------------------------------------------
          Money market investments           $  629,239 $   354,951  $  274,288  $   155,994 $   166,488    ($10,494)
          Investment and trading securities   4,771,512   4,274,934     496,578    4,309,888   4,255,569      54,319
          Loans                               8,200,328   7,221,180     979,148    7,977,472   6,708,646   1,268,826
          All other assets                      972,223     900,204      72,019      833,612     830,651       2,961
          Total assets                       14,573,302  12,751,269   1,822,033   13,276,966  11,961,354   1,315,612
          Non-interest bearing liabilities    2,070,062   2,204,433    (134,371)   2,027,267   1,942,692      84,575
          Interest bearing liabilities       11,430,070   9,577,001   1,853,069   10,213,462   9,149,303   1,064,159
          Preferred stock of Banco Popular                                                        10,939     (10,939)
          Stockholders' equity                1,073,170     969,835     103,335    1,036,237     858,420     177,817

--------------------------------------------------------------------------------------------------------------------
OPERATING HIGHLIGHTS
(In thousands, except                                      Second Quarter                     Six months
per share information)                           1995        1994        Change     1995        1994        Change
--------------------------------------------------------------------------------------------------------------------
          Net interest income                  $142,120    $135,574      $6,546  $  279,648    $261,357     $18,291
          Provision for loan losses              12,646      14,037      (1,391)     24,344      27,700      (3,356)
          Fees and other income                  40,372      34,407       5,965      77,925      67,531      10,394
          Operating expenses                    135,785     124,267      11,518     265,427     240,782      24,645
          Net income                           $ 34,061    $ 31,677      $2,384  $   67,802    $ 60,406     $ 7,396
          Net income applicable to common
              stock                            $ 31,973    $ 31,677      $  296  $   63,627    $ 60,406     $ 3,221
          Earnings per common share                0.98        0.96        0.02       1.94         1.84        0.10

--------------------------------------------------------------------------------------------------------------------
SELECTED STATISTICAL                                            Second Quarter           Six months
INFORMATION                                                    1995        1994        1995       1994
--------------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS -Return on assets                         1.00%       1.03%       1.03%      1.02%
                      Return on earning assets                 1.07        1.11        1.10       1.09
                      Return on equity                        13.47       14.59       13.71      14.19
                      Net interest spread
                        (taxable equivalent)                   3.92        4.50        3.98       4.50
                      Net interest yield
                        (taxable equivalent)                   4.77        5.13        4.82       5.11
                      Effective tax rate                      24.52       26.72       24.82      26.01
                      Overhead ratio                          59.35       57.57       59.04      57.97

--------------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS -Equity to assets                        7.73%       7.08%       7.80%      7.18%
                       Tangible equity to assets               6.65        6.03        6.76       6.12
                       Equity to loans                        13.01       12.52       12.99      12.80
                       Internal capital generation             8.42       10.78        8.80      10.26
                       Tier I capital to risk-
                         adjusted assets                      11.58       12.66       11.58      12.66
                       Total capital to risk-
                         adjusted assets                      12.85       14.11       12.85      14.11
                       Leverage ratio                          7.07        7.43        7.07       7.43

--------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA -Market price
                   High                                      $35.50      $32.75      $35.50     $32.75
                   Low                                        31.25       31.00       28.13      30.75
                   End                                        35.50       31.25       35.50      31.25
                   Book value at period end                   29.59       26.53       29.59      26.53
                   Dividends declared                          0.30        0.25        0.55       0.50
                   Dividend payout ratio                      25.70%      25.85%      25.82%     27.10%
                   Price/earnings ratio                        9.42x       8.75x       9.42x      8.75x

--------------------------------------------------------------------------------------------------------------------
SELECTED DATA -Common shares outstanding                                         32,893,968  32,784,747
               Full-time equivalent employees                                         7,620       7,584
               Branches (banking operations)                                            212         207
               Automated teller machines                                                312         270
               Stockholders                                                           5,204       5,306


FINANCIAL REVIEW
This financial review contains an analysis of the performance of BanPonce Corporation (the Corporation) and its wholly-owned subsidiaries:

          -Banco Popular de Puerto Rico (Banco Popular), including its wholly-owned subsidiaries Popular Leasing and Rental, Inc. (Popular Leasing), Popular Consumer Services, Inc. and Popular Mortgage, Inc. (Popular Mortgage).

          -Vehicle Equipment Leasing Company (VELCO).

          -Popular International Bank, Inc. and its wholly-owned subsidiary
           BanPonce Financial Corp. (BanPonce Financial), including Pioneer Bancorp, Inc. (Pioneer) and Banco Popular, FSB, second tier subsidiaries, and Equity One, Inc. (Equity One).

          -BP Capital Markets, Inc. (BP Capital).

    The Corporation continues with its geographic and business diversification strategy, completing several acquisitions during this year. On April 30, 1995 the Corporation acquired the operations of CS First Boston, Puerto Rico Inc., which accelerates the expansion into the financial services industry. CS First Boston Puerto Rico, Inc., now operating under the name of BP Capital Markets, is a well-established investment banking firm that has provided general investment banking services to the public and private sectors for over 50 years to the Puerto Rico market. Also, Popular Mortgage, was incorporated to acquire $123 million in assets from Puerto Rico Home Mortgage on March 31, 1995. In addition, in January 1995, Banco Popular, FSB, a new subsidiary, acquired from the Resolution Trust Corporation four branches of the former Carteret Federal Savings Bank in New Jersey, with deposits of approximately $182 million.

    This financial review should be read in conjunction with the consolidated financial statements, supplemental financial data and tables contained herein.

NET INCOME
The Corporation reported net income of $34.1 million for the second quarter of 1995, compared with $31.7 million for the same quarter of 1994, an increase of $2.4 million or 7.5%. Earnings per common share (EPS) for the quarter were $0.98, based on 32,893,968 average shares outstanding, compared with EPS of $0.96 for the second quarter of 1994, based on 32,784,747 average shares outstanding. The Corporation's return on assets (ROA) and return on common equity (ROE) for the quarter ended June 30, 1995 were 1.00% and 13.47%, respectively, compared with 1.03% and 14.59% reported for the second quarter of 1994.

    The increase in net income for the quarter ended on June 30, 1995, when compared with the same quarter last year, resulted from a rise of $6.5 million in net interest income, an increase of $6.0 million in other operating revenues, a decrease of $1.4 million in the provision for loan losses and a decrease of $0.6 million in the income tax expense. These improvements were partially offset by an increase of $12.3 million in operating expenses.

    For the first six months of 1995, the Corporation's net earnings rose to $67.8 million, compared with $60.4 million reported for the same period of 1994. EPS for the six-month period ended June 30, 1995 were $1.94, based on 32,880,371 average shares outstanding, compared with $1.84 per common share, based on 32,770,562 average shares outstanding during the first six months of 1994.

    ROA and ROE for the first six months of 1995 were 1.03% and 13.71%, respectively, compared with 1.02% and 14.19% obtained during the first six months of 1994.

NET INTEREST INCOME
Net interest income for the quarter ended June 30, 1995 increased to $142.1 million or 4.8% higher than the $135.6 million reported in the same quarter of 1994. On a taxable equivalent basis, net interest income rose to $152.7 million for the second quarter of 1995, from $146.9 million reported for the same quarter of 1994. This rise is the net effect of a $17.1 million increase due to a higher volume of average earning assets and an $11.3 million decrease due to a lower net interest yield on a taxable equivalent basis. For analytical purposes, the interest earned on tax exempt assets is adjusted to a taxable equivalent basis assuming the applicable statutory income tax rates.

    Average earning assets increased $1.4 billion, reaching $12.8 billion for the second quarter of 1995 compared with $11.4 billion for the same quarter of 1994. This increase relates primarily to higher average balances of commercial (including construction), mortgage and consumer loans which increased $412 million, $407 million and $230 million, respectively.

    The increase in average commercial loans was principally achieved at Banco Popular having grown $388.8 million. The rise in average mortgage loans was experienced principally at Banco Popular and Equity One, with increases of $192.7 million and $161.8 million, respectively. The increase in average consumer loans relates mostly to home equity and auto loans originated in Banco Popular and loans granted by Equity One. The leasing subsidiaries had an increase in their average portfolios of $83 million when compared with the second quarter of 1994.

    The average yield on earning assets, on a taxable equivalent basis, for the second quarter of 1995 rose 64 basis points reaching 8.72%, compared with 8.08% for the second quarter of 1994. The average yield on loans, on a taxable equivalent basis, was 9.99% for the second quarter of 1995 compared with 9.43% reported for the same quarter in 1994. The rise in the yield of commercial loans was the principal contributor to this increase. The yield of the commercial loan portfolio, on a taxable equivalent basis, for the second quarter of 1995 was 9.17% or 94 basis points higher than the 8.23% reported for the second quarter of 1994. This rise is directly related to the repricing and origination of commercial loans during a rising interest rate scenario in which the prime rate increased since the first quarter of 1994.

    Mortgage loans also experienced an increase of 30 basis points in their taxable equivalent yield. The yield of the leasing portfolio increased from 11.32% for the three-month period ended June 30, 1994 to 12.46% for the same period of 1995. The average yield on consumer loans also increased 29 basis points, from 12.02% in the second quarter of 1994 to 12.31% in 1995. The yield on investment securities, on a taxable equivalent basis, increased to 6.61% from 6.01% reported for the second quarter of 1994. This increase is also related to the reinvestment of the proceeds from securities maturing in 1994 and 1995 in a higher interest rate environment.

    On the liability side, average interest bearing liabilities for the quarter ended June 30,1995 were $10.6 billion compared with $9.4 billion for the same quarter in 1994. The increase was the result of a higher volume of deposits, short-term borrowings and long-term debt.

    Average interest bearing deposits increased $577 million to $7.8 billion, from an average balance of $7.2 billion for the quarter ended June 30, 1994. This increase was mainly due to a rise of $695 million in average certificates of deposit which have been more attractive to customers during the higher interest rate environment that prevailed earlier in the year. Banco Popular and Banco Popular, FSB contributed with approximately $363 million and $177 million, respectively, of the total increase in average interest bearing deposits. Average savings accounts rose $47 million, while average NOW and money market deposits showed a decrease of $105 million. The latter results mainly from the migration of funds from these accounts to certificates of deposit. The average cost of interest bearing deposits for the second quarter of 1995 was 4.36% compared with 3.38% for the same period in 1994. The increase is mainly the result of a rise of 140 basis points on the average cost of certificates of deposit as a result of the higher interest rate scenario.

    The rise in average short-term borrowings relates primarily to the borrowings of BP Capital, acquired in April. The average cost of short-term borrowings increased to 5.53% from 3.77% reported for the quarter ended June 30, 1994. Due to the short maturity of these instruments, these rates have almost the same volatility as the market interest rates may have. The federal funds rate rose from 4.25% at June 1994 to 6.00%, for a 175 basis points increase. In early July 1995 the Federal Reserve Bank lowered the rate to 5.75%. The average cost of long-term debt also increased in 1995 reaching 7.51% compared with 6.00% for the same quarter of 1994. The higher volume of this debt is due to additional medium-term notes issued by BanPonce Financial and the Corporation to finance the growth in operations of their subsidiaries.

    The average cost of interest bearing liabilities increased 122 basis points, from 3.58% reported for the second quarter of 1994 to 4.80% for the same period in 1995. The total cost of funding earning assets rose to 3.95% from 2.95% reported for the second quarter of 1994. The net interest yield, on a taxable equivalent basis, decreased to 4.77% from 5.13% reported in the second quarter of 1994.

    For the six-month period ended June 30,1995, net interest income amounted to $279.6 million, an increase of $18.3 million from the $261.3 million reported for the same period in 1994. On a taxable equivalent basis, net interest income rose to $299.8 million for the six-month period, from $284.2 million for the same period in 1994. This rise is composed of a $36.5 million increase due to the growth and change in the composition of average earning assets partially offset with a $20.9 million decrease due to a lower net interest yield on a taxable equivalent basis.

Table A summarizes the results previously explained.

Table A
--------------------------------------------------------------
NET INTEREST INCOME (TAXABLE EQUIVALENT BASIS)
--------------------------------------------------------------
(DOLLARS IN MILLIONS)            FIRST SIX MONTHS
--------------------------------------------------------------
                        1995 AVERAGE          1994 AVERAGE
                     -----------------------------------------
                     BALANCE      RATE      BALANCE     RATE
                     -----------------------------------------
Earning assets       $12,443      8.67%     $11,131     7.95%
                     =======                =======

Financed by:
 Interest
 bearing funds       $10,213      4.69%     $ 9,149     3.45%

Non-interest
 bearing funds         2,230                  1,982
                     -------                -------
           Total     $12,443      3.85%     $11,131     2.84%
                     =======                =======

Net interest income
 per books           $ 279.6                $ 261.3

Taxable equivalent
 adjustment             20.2                   22.9
                     -------                -------

Net interest income
 on a taxable
 equivalent
 basis               $ 299.8               $  284.2
                     =======                =======

Spread                            3.98%                   4.50%

Net interest yield                4.82%                   5.11%

    As presented on Table A, the yield on earning assets, on a taxable equivalent basis, increased 72 basis points, from 7.95% for the first half of 1994 to 8.67% for the same period in 1995. The Corporation's average cost of interest bearing liabilities for the six-month periods ended June 30, 1995 and 1994 was 4.69% and 3.45%, respectively. The net interest yield, on a taxable equivalent basis, was 4.82% for the first six months of 1995 compared with 5.11% for the same period in 1994.

PROVISION AND ALLOWANCE FOR LOAN LOSSES
The provision for loan losses for the quarter ended June 30, 1995 decreased to $12.6 million compared with $14 million for the same period in 1994. For the first quarter of 1995, the provision for loan losses amounted to $11.7 million. For the six-month period ended June 30, 1995, the provision for loan losses decreased $3.4 million to $24.3 million, from $27.7 million for the same period of 1994. This decline is mostly related to the strength of the Corporation's allowance for loan losses and the significant share of real estate and other secured loans in the recently originated loans.

    As Table B shows, net charge-offs for the second quarter of 1995 totaled $11.4 million or 0.56% of average loans, as compared with $8.6 million or 0.49% for the same quarter in 1994 and $8 million or 0.41% for the first quarter of 1995. Commercial loans net charge-offs reflected a rise of $1.9 million during the second quarter of 1995 totaling $7 million, compared with $5.1 million a year ago and $4.1 million for the first quarter of 1995. Consumer loans net charge-offs increased $1.2 million for the quarter ended June 30, 1995, from $2.3 million for the second quarter of 1994 to $3.5 million. Mortgage loans net charge-offs increased slightly to $0.3 million for the quarter ended June 30, 1995 from $0.2 million for the same period in 1994. Lease financing and construction loans net charge-offs showed decreases of $0.1 million and $0.3 million, respectively, as compared with the same period of 1994.



Table B
----------------------------------------------------------------------
 Quarter                 Provision for      Net         Allowance for
  Ended                   Loan Losses   Charge-offs      Loan Losses
----------------------------------------------------------------------
                                       (In millions)
June 30, 1995                $12.6         $ 11.4          $158.7
March 31, 1995                11.7            8.0           157.5
December 31, 1994             12.5            8.2           153.8
September 30, 1994            13.5           10.5           149.4
June 30, 1994                 14.0            8.6           146.4


For the six-month period ended June 30, 1995, net charge-offs amounted to $19.4 million, reflecting a rise of 6.7% as compared with $18.2 million re-corded a year ago. However, net charge-offs as a percentage of average loans decreased to 0.49% from 0.54% for the six-month period ended June 30, 1994.
For the same period, commercial loans net charge-offs increased $1.1 million, while consumer and mortgage losses increased $0.9 million and $0.2 million, respectively. Lease financing and construction loans net charge-offs reflected decreases of $0.7 million and $0.3 million, respectively.

Table C
Allowance for Loan Losses and Selected Loan Losses Statistics

                                                                    Second Quarter      First six months

(Dollars in thousands)                                            1995       1994       1995       1994
----------------------------------------------------------------------------------------------------------
    Balance at beginning of period    . . . . . . . . . . .     $157,467   $140,949   $ 153,798   $133,437
    Allowances purchased  . . . . . . . . . . . . . . . . .                                          3,473
    Provision for loan losses . . . . . . . . . . . . . . .       12,646     14,037      24,344     27,700
                                                                ------------------------------------------
                                                                 170,113    154,986     178,142    164,610
                                                                ------------------------------------------
    Losses charged to the allowance
      Commercial  . . . . . . . . . . . . . . . . . . . . .        8,580      7,285      14,435     13,411
      Construction  . . . . . . . . . . . . . . . . . . . .                     100                    200
      Lease financing . . . . . . . . . . . . . . . . . . .        1,609      1,731       2,804      3,358
      Mortgage  . . . . . . . . . . . . . . . . . . . . . .          326        227         662        338
      Consumer. . . . . . . . . . . . . . . . . . . . . . .        7,802      6,826      14,760     14,385
                                                                ------------------------------------------
                                                                  18,317     16,169      32,661     31,692
                                                                ------------------------------------------
    Recoveries  . . . . . . . . . . . . . . . . . . . . . .
      Commercial  . . . . . . . . . . . . . . . . . . . . .        1,518      2,140       3,273      3,311
      Construction  . . . . . . . . . . . . . . . . . . . .          232         41         286        231
      Lease financing . . . . . . . . . . . . . . . . . . .          860        896       1,573      1,455
      Mortgage  . . . . . . . . . . . . . . . . . . . . . .           48                    127
      Consumer. . . . . . . . . . . . . . . . . . . . . . .        4,980      4,524       7,994      8,503
                                                                ------------------------------------------
                                                                   6,938      7,601      13,253     13,500
                                                                ------------------------------------------
    Net loans charged-off . . . . . . . . . . . . . . . . .       11,379      8,568      19,408     18,192
                                                                ------------------------------------------
    Balance at end of periiod . . . . . . . . . . . . . . .     $158,734   $146,418    $158,734   $146,418
                                                                ==========================================

    Ratios:
      Allowance for losses to loans . . . . . . . . . . . .         1.94%      2.03%       1.94%      2.03%
      Allowance to non-performing assets  . . . . . . . . .       107.09     126.35      107.09     126.35
      Allowance to non-performing loans . . . . . . . . . .       117.09     153.26      117.09     153.26
      Non-performing assets to loans  . . . . . . . . . . .         1.81       1.60        1.81       1.60
      Non-performing assets to total assets . . . . . . . .         1.02       0.91        1.02       0.91
      Net charge-offs to average loans  . . . . . . . . . .         0.56       0.49        0.49       0.54
      Provision to net charge-offs  . . . . . . . . . . . .         1.11x      1.64x       1.25x      1.52x
      Net charge-offs earnings coverage . . . . . . . . . .         5.08       6.71        5.90       6.04

At June 30, 1995, the allowance for loan losses amounted to $158.7 million, representing 1.94% of loans, as compared with $146.4 million or 2.03% at June 30, 1994. At March 31, 1995, the allowance was $157.5 million or 1.97% of loans. Although the ratio of allowance to loans shows a slight decrease, the Corporation continues enjoying a strong allowance position since a significant portion of the increase in loans has been attained in mortgage and other secured loans where the Corporation historically has not experienced significant losses.

    Table C presents the movement in the allowance for loan losses and shows selected loan loss statistics for the three and six-month periods ended June 30, 1995 and 1994.

    Effective January 1, 1995 the Corporation adopted the Statement of Financial Accounting Standards (SFAS) 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." SFAS 114 which defines impaired loans, requires creditors to set up a valuation allowance with a corresponding charge to the provision for loan losses for loans considered to be impaired. The loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective rate, on the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The Corporation had $89.2 million in loans considered impaired which required an allowance of $20.7 million as of June 30, 1995. For the first and second quarters of 1995, no increase in the provision for loan losses was necessary as a result of the impairment measurement. As allowed by SFAS 118, the Corporation continued using current practices of recognizing income on impaired loans.

CREDIT QUALITY
Non-performing assets consist of past-due loans on which no interest income is being accrued, renegotiated loans and other real estate. The Corporation reports its non-performing assets on a more conservative basis than most U.S. banks. The Corporation's policy is to place commercial loans on non-accrual status when payments of principal or interest are delinquent 60 days rather than the standard industry practice of 90 days. Lease financing, conventional mortgage and closed-end consumer loans are placed on non-accrual status when payments are delinquent 90 days. Closed-end consumer loans are charged-off against the allowance when delinquent 120 days. Open-end (revolving credit) consumer loans are charged-off when payments are delinquent 180 days. Certain loans which would be treated as non-accrual loans pursuant to the foregoing policy, are treated as accruing loans when they are considered well secured and in the process of collection. Under the standard industry practice, closed-end consumer loans are charged-off when delinquent 120 days, but these consumer loans are not customarily placed on non-accrual status prior to being charged-off.

    As of June 30, 1995, non-performing assets (NPA) amounted to $148.2 million or 1.81% of loans, compared with $115.9 million or 1.60% at June 30, 1994. NPA were $124.1 million or 1.55% of loans at March 31, 1995.

    Non-performing loans amounted to $135.6 million at the end of the second quarter of 1995 compared with $95.5 million as of June 30, 1994. These loans amounted to $113.0 million as of March 31, 1995. Most of the increase was reflected in non-performing commercial and construction loans which increased $32.3 million. During this quarter a major loan was classified as a non-performing loan, accounting for more than 30% of the increase in non-performing commercial loans. At June 30, 1995 the Corporation had over 50,000 commercial lending relationships and only 30 of these relationships had loans outstanding over $10 million. Other reasons for the rise in non-performing loans were the growth in the commercial and construction portfolios which increased $331.2 million or 11.6% as compared with June 30, 1994 and the adoption, as previously mentioned, of SFAS 114. This statement requires that a loan for which foreclosure of collateral is probable should continue to be accounted for as a loan and not as an in-substance foreclosed asset. Based on this requirement the Corporation reclassified $3.5 million of in-substance foreclosed assets to non-performing commercial loans. In addition, non-performing mortgage loans increased $8.0 million, partially offset by a reduction of $0.3 million in non-performing lease financing. Non-performing consumer loans remained steady as compared with prior year, despite an increase of 11% in the loan portfolio. The increase in non-performing mortgage loans was mainly due to the growth in the portfolio, attained primarily at Banco Popular and Equity One. Renegotiated loans decreased $5.5 million, from $8.4 million at June 30, 1994 to $2.9 million at the end of the second quarter of 1995. Other real estate decreased $2.2 million mainly due to the reclassification of in-substance foreclosed assets mentioned above. Table D presents NPA for the current and previous four quarters.

    Assuming the standard industry practice of placing commercial loans on non-accrual status when payments are past due 90 days or more and excluding

Table D

--------------------------------------------------------------
                                         NPA        Allowance
                                        as a %        as a %
  Date                    NPA          of Loans       of NPA
--------------------------------------------------------------
                 (Dollars in millions)
June 30, 1995           $148.2           1.81%        107.1%
March 31, 1995           124.1           1.55         126.9
December 31, 1994        107.6           1.38         142.9
September 30, 1994       142.9           1.57         126.7
June 30, 19941            15.9           1.60         126.4

the closed-end consumer loans from non-accruing loans, non-performing assets as of June 30, 1995, amounted to $107.7 million or 1.31% of loans, and the allowance for loan losses would be 147.39% of non-performing assets. At June 30, 1994 and March 31, 1995 adjusted non-performing assets would have been $83.3 million or 1.15% of loans and $95.0 million or 1.19% of loans, respectively.

    Accruing loans that are contractually past-due 90 days or more as to principal or interest as of June 30, 1995, amounted to $12.8 million as compared with $13.2 million at June 30, 1994, and $9.5 million at March 31, 1995.

OTHER OPERATING INCOME
Other operating income, including securities and trading gains, rose to $40.4 million for the second quarter of 1995 from $34.4 million reported for the same period in 1994. For the first quarter of 1995 these revenues totaled $37.6 million. For the six-month periods ended June 30, 1995 and 1994, these revenues were $77.9 million and $67.5 million, respectively.

    Service charges on deposit accounts, which represented 48.4% of other operating income, amounted to $19.6 million for the second quarter of 1995, an increase of $1.5 million or 8.3% when compared with $18.1 million reported for the second quarter of 1994. This increase is principally attributed to revisions made to the fee structure and higher activity on commercial accounts, the growth in the customer base due to the introduction of new products and services and higher fees collected on returned checks. For the six-month period ended June 30, 1995, service charges on deposit accounts totaled $37.6 million, increasing $2.4 million from the $35.2 million reported for the same period in 1994.

    Other service fees accounted for the largest portion of the increase in other operating income, rising $3.1 million to $15.6 million for the second quarter of 1995 from $12.5 million for the same period in 1994, primarily due to higher mortgage servicing fees in Banco Popular. The increase in mortgage servicing fees resulted mainly from the acquisition of a $1.8 billion servicing portfolio of Puerto Rico Home Mortgage on March 31, 1995. At June 30, 1995, the servicing portfolio of Banco Popular reached approximately $3.5 billion making it the largest servicing portfolio on the Island. Other factors such as the rise in credit card fees, credit life insurance fees, and other fees collected on the growing volume of transactions at point-of-sale (POS) terminals and other electronic transactions also contributed to the increase. Furthermore, Banco Popular and BP Capital realized additional revenues on the sale of $62 million in shares of the second Puerto Rico Investors Tax Free Fund during May. For the first six months of 1995, other service fees amounted to $29.4 million compared with $23.4 million for the same period last year.

    Other operating income rose $1.1 million reaching $4.8 million for the second quarter of 1995, compared with $3.7 million for the second quarter of 1994. This growth resulted mainly from the sale of most of the student loan portfolio of Banco Popular and higher gains realized on the sale of mortgage loans by Equity One and Banco Popular. For the six-month periods ended June 30, 1995 and 1994, other operating revenues were $10.5 million and $8.3 million, respectively.

    The gains on sale of securities and trading transactions for the quarter ended June 30, 1995 amounted to $0.4 million compared with $0.2 million for the same period of 1994.

OPERATING EXPENSES
Operating expenses for the second quarter of 1995 were $124.7 million compared with $112.4 million for the same quarter in 1994, an increase of $12.3 million. For the first six months of 1995, operating expenses increased to $243.0 million from $219.0 million for the same period in 1994.

    Personnel costs, the principal component of operating expenses, totaled $64.3 million for the second quarter of 1995, increasing $7.4 million from $56.9 million for the same period of 1994. For the six-month period ended June 30, 1995, these expenses were $124.7 million compared with $112.2 million for the same period of 1994. Salaries increased $2.8 million or 7.1% to $42.7 million for the quarter ended June 30, 1995, compared with $39.9 million for the same period in 1994. This increase is basically due to annual merit increases and the salaries of the Corporation's new subsidiaries Banco Popular, FSB, BP Capital and Popular Mortgage. In addition, profit sharing expense rose $0.9 million due to the improvement in Banco Popular's profitability ratios.

    Pension and other benefits totaled $15.1 million for the second quarter of 1995, an increase of $3.7 million from $11.4 million reported for the second quarter of 1994. Most of the increase was experienced in Banco Popular, as a result of the implementation of a voluntary early retirement plan for employees meeting certain eligibility requirements, which had a total cost of $1.9 million for this quarter. This plan was available until May 1, 1995 and had a total cost for the Corporation of $4.6 million for the six-month period. Moreover during this quarter, Banco Popular implemented a 401(k) savings plan covering substantially all its regular employees, which resulted in additional costs of approximately $0.2 million. Medical plan, pension costs and postretirement benefits also reflected increases for the quarter ended June 30, 1995 compared with the same quarter last year. The increase in pension costs and postretirement benefits is related to changes in various actuarial assumptions and changes in the demographic data composition of plan participants.

    Other operating expenses, excluding personnel costs, increased $4.8 million, reaching $60.4 million for the quarter ended June 30, 1995, compared with $55.6 million for the same quarter in 1994. Occupancy expense reflected the major increase as a result of the Corporation's growth and expansion costs. Meanwhile, the Corporation has intensified its efforts in its electronic payment system initiative, by installing 971 additional POS terminals during this quarter compared with 499 during the second quarter of 1994. This resulted in higher equipment and communication expenses. Business promotion also increased as a result of the development of new products and services and the promotion of the electronic payment system. In addition, the operations of Banco Popular, FSB, Popular Mortgage and BP Capital accounted for $1.7 million of other operating expenses for this quarter. For the six-month period ended June 30, 1995, other operating expenses reached $118.3 million from $106.8 million reported for the same period in 1994.

    The income tax expense for the quarter ended June 30, 1995 amounted to $11.0 million, a decrease of $0.6 million compared with $11.6 million recorded for the same quarter of 1994. The decrease results mainly from the reversal of a deferred tax liability on real property that was distributed by Banco Popular to its parent company in the form of a dividend. This transaction resulted in a net reduction of approximately $4 million in the income tax expense of the Corporation after considering the additional tax for the dividend income at the parent company. Partially offsetting this reduction were higher income before taxes and a lower share of exempt assets this quarter compared with the same quarter last year. For the six-month period ended June 30, 1995, income tax expense reached $22.4 million, compared with $21.4 million reported for the same period in 1994.

BALANCE SHEET COMMENTS
At June 30, 1995, the Corporation's total assets reached $14.6 billion, reflecting an increase of 14.3% when compared with $12.8 billion at June 30, 1994. Total assets at December 31, 1994 were also $12.8 billion. Average assets for the first six months of 1995 were $13.3 billion compared with $12.0 billion for the same period in 1994. Average assets for the year ended December 31, 1994 were $12.2 billion.

    Earning assets at June 30, 1995 amounted to $13.6 billion compared with $11.9 billion at June 30, 1994. Total loans amounted to $8.2 billion at June 30, 1995 compared with $7.2 billion a year ago. All loan categories showed increases. Mortgage loans rose $361.8 million or 18.5% as compared with June 30, 1994 reaching $2.3 billion as of June 30, 1995. Most of the increase was in Equity One, rising $161.9 million and in Banco Popular with a $128 million increase. Commercial and construction loans also reflected growth, increasing from $2.9 billion at June 30, 1994 to $3.2 billion at June 30, 1995, a rise of $331.2 million or 11.6%. Consumer loans increased $216.6 million or 11.0% and the lease financing portfolio rose $69.5 million or 16.5% as compared with June 30, 1994, reflecting the incentive programs and strong marketing efforts. Total loans at the end of 1994 reached $7.8 billion.

    Investment securities as of June 30, 1995, totaled $4.6 billion compared with $4.3 billion as of June 30, 1994. These figures include $1.2 billion in investment securities available-for-sale as of June 30, 1995 and $724.6 million as of June 30, 1994. Most of the increase is related to the operations of the new subsidiaries, Banco Popular, FSB and Popular Mortgage.

The increase of $190.1 million in the trading portfolio is related to the acquisition of BP Capital.

    Total deposits were $9.6 billion at June 30, 1995, compared with $9.1 billion at June 30, 1994, an increase of $539 million. Most of the growth was attained at Banco Popular. Banco Popular, FSB, also contributed to the increase with deposits of $177.4 million at June 30, 1995. Total deposits at December 31, 1994 were $9.0 billion.

    Borrowings increased $1.1 billion as compared with the prior year. This rise is mainly due to the operation of BP Capital with $783 million in borrowings at the end of this quarter, and an increase in medium-term notes issued by BanPonce Financial and the Corporation to finance the growth in operations of their subsidiaries. Subordinated notes decreased to $50 million from $62 million outstanding a year ago due to the prepayment in July 1994 of an 8.50% note due in 1996.

    Stockholders' equity at June 30, 1995, amounted to $1.1 billion, compared with $969.8 million at June 30, 1994. The increase is mainly due to earnings retention and the reversal from a negative position in the allowance required by SFAS 115. The Corporation's stockholders' equity at June 30, 1995 includes an allowance of $4.3 million, net of deferred taxes, in unrealized holding gains on securities available-for-sale, as required by SFAS 115, compared with unrealized holding losses of $6.6 million and $19.4 million a year ago and at December 31, 1994, respectively.

    The market value of the Corporation's common stock at June 30, 1995 was $35.50, compared with $31.25 at June 30, 1994 and $31.50 at March 31, 1995. The
Corporation's market capitalization at June 30, 1995 was $1.2 billion. Book value per common share increased to $29.59 as of June 30, 1995, compared with $26.53 as of the same date last year. The Corporation's Tier I, total capital and leverage ratios at June 30, 1995 were 11.58%, 12.85% and 7.07%, respectively, as compared with 12.66%, 14.11% and 7.43%, at June 30, 1994. Effective March 31, 1995, a portion of the deferred tax asset of the Corporation is disallowed in the computation of Tier I capital as required by regulatory agencies. This new requirement does not have a material effect on the Corporation's capital ratios which continue well above the minimum standards established by regulatory agencies.

    The Corporation's dividend payout ratio to common stockholders for the quarter ended June 30, 1995 was 25.70%, compared with 25.85% for the same quarter last year. On its April 1995 meeting, the Board of Directors of the Corporation approved an increase of $0.05 per common share in the quarterly cash dividend paid on July 3, 1995. This represents a 20% increase over the $0.25 per common share paid in previous quarters.

CONSOLIDATED STATEMENTS OF CONDITION
----------------------------------------------------------------------------------------------------------
                                                                                       June 30,
(In thousands)                                                                  1995               1994
----------------------------------------------------------------------------------------------------------
ASSETS
      Cash and due from banks . . . . . . . . . . . . . . . . . . . .      $   411,428          $  398,894
                                                                           -------------------------------
      Money market investments:
       Federal funds sold and securities and mortgages
         purchased under agreements to resell   . . . . . . . . . . .          623,118             351,600
       Time deposits with other banks   . . . . . . . . . . . . . . .            5,255               3,100
       Bankers' acceptances . . . . . . . . . . . . . . . . . . . . .              866                 251
                                                                           -------------------------------
                                                                               629,239             354,951
      Investment securities held-to-maturity,                              -------------------------------
       at cost (Notes 3 and 4)  . . . . . . . . . . . . . . . . . . .        3,384,693           3,539,899
      Investment securities available-for-sale,
       at market (Notes 3 and 4)  . . . . . . . . . . . . . . . . . .        1,186,292             724,636
      Trading account securities, at market . . . . . . . . . . . . .          200,527              10,399
      Loans held-for-sale . . . . . . . . . . . . . . . . . . . . . .           27,706
      Loans (Note 4)  . . . . . . . . . . . . . . . . . . . . . . . .        8,483,950           7,520,107
       Less--Unearned income    . . . . . . . . . . . . . . . . . . .          311,328             298,927
             Allowance for loan losses. . . . . . . . . . . . . . . .          158,734             146,418
                                                                           -------------------------------
                                                                             8,013,888           7,074,762
                                                                           -------------------------------
      Premises and equipment  . . . . . . . . . . . . . . . . . . . .          327,194             316,179
      Other real estate . . . . . . . . . . . . . . . . . . . . . . .            9,767              11,953
      Customers' liabilities on acceptances . . . . . . . . . . . . .            1,411               1,433
      Accrued income receivable . . . . . . . . . . . . . . . . . . .          101,991              77,221
      Other assets  . . . . . . . . . . . . . . . . . . . . . . . . .          124,342             105,571
      Intangible assets . . . . . . . . . . . . . . . . . . . . . . .          154,832             135,371
                                                                           -------------------------------
                                                                           $14,573,302         $12,751,269
                                                                           ===============================
    LIABILITIES AND STOCKHOLDERS' EQUITY
      Liabilities:
       Deposits:
         Non-interest bearing   . . . . . . . . . . . . . . . . . . .      $ 1,840,835         $ 2,020,249
         Interest bearing . . . . . . . . . . . . . . . . . . . . . .        7,767,104           7,048,877
                                                                           -------------------------------
                                                                             9,607,939           9,069,126
       Federal funds purchased and securities sold
         under agreements to repurchase (Note 4)  . . . . . . . . . .        2,135,591           1,356,692
       Other short-term borrowings  . . . . . . . . . . . . . . . . .          773,366             720,880
       Notes payable    . . . . . . . . . . . . . . . . . . . . . . .          674,009             358,552
       Senior debentures  . . . . . . . . . . . . . . . . . . . . . .           30,000              30,000
       Acceptances outstanding  . . . . . . . . . . . . . . . . . . .            1,411               1,433
       Other liabilities. . . . . . . . . . . . . . . . . . . . . . .          227,816             182,751
                                                                           -------------------------------
                                                                            13,450,132          11,719,434
                                                                           -------------------------------
       Subordinated notes (Note 6). . . . . . . . . . . . . . . . . .           50,000              62,000
                                                                           -------------------------------
      Stockholders' equity (Note 8):
       Preferred stock    . . . . . . . . . . . . . . . . . . . . . .          100,000             100,000
       Common stock   . . . . . . . . . . . . . . . . . . . . . . . .          197,364             196,708
       Surplus    . . . . . . . . . . . . . . . . . . . . . . . . . .          410,687             384,560
       Retained earnings  . . . . . . . . . . . . . . . . . . . . . .          318,000             250,916
       Unrealized gains (losses) on securities available-for-sale,
         net of deferred taxes (Note 2) . . . . . . . . . . . . . . .            4,262              (6,635)
       Capital reserves . . . . . . . . . . . . . . . . . . . . . . .           42,887              44,286
                                                                           -------------------------------
                                                                             1,073,170             969,835
                                                                           -------------------------------
                                                                           $14,573,302         $12,751,269
                                                                           ===============================


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME
----------------------------------------------------------------------------------------------------------
                                                                  Quarter ended    For the six months ended
                                                                     June 30,              June 30,
(Dollars in thousands, except per common share information)       1995    1994           1995       1994
----------------------------------------------------------------------------------------------------------
INTEREST INCOME:
      Loans . . . . . . . . . . . . . . . . . . . . . . . .   $  200,530  $ 162,667   $ 391,080   $310,470
      Money market investments  . . . . . . . . . . . . . .        3,596      1,209       4,582      3,349
      Investment securities . . . . . . . . . . . . . . . .       63,567     56,081     122,135    105,540
      Trading account securities. . . . . . . . . . . . . .        1,125         43       1,240         52
                                                              --------------------------------------------
                                                                 268,818    220,000     519,837    419,411
                                                              --------------------------------------------
    INTEREST EXPENSE:
      Deposits  . . . . . . . . . . . . . . . . . . . . . .       84,585     60,722     161,650    114,901
      Short-term borrowings   . . . . . . . . . . . . . . .       29,246     17,283      54,620     31,301
      Long-term debt. . . . . . . . . . . . . . . . . . . .       12,867      6,421      23,119     11,852
                                                              --------------------------------------------
                                                                 126,698     84,426     239,389    158,054
                                                              --------------------------------------------
      Net interest income . . . . . . . . . . . . . . . . .      142,120    135,574     279,648    261,357
      Provision for loan losses . . . . . . . . . . . . . .       12,646     14,037      24,344     27,700
                                                              --------------------------------------------
      Net interest income after provision for loan losses        129,474    121,537     255,304    233,657
      Service charges on deposit accounts . . . . . . . . .       19,552     18,050      37,642     35,225
      Other service fees  . . . . . . . . . . . . . . . . .       15,565     12,480      29,376     23,391
      Gain on sale of securities  . . . . . . . . . . . . .           66                    112        272
      Trading account profit  . . . . . . . . . . . . . . .          350        161         300        331
      Other operating income. . . . . . . . . . . . . . . .        4,839      3,716      10,495      8,312
                                                              --------------------------------------------
                                                                 169,846    155,944     333,229    301,188
                                                              --------------------------------------------
    OPERATING EXPENSES:
      Personnel costs:
        Salaries  . . . . . . . . . . . . . . . . . . . . .       42,681     39,857      84,211     78,899
        Profit sharing  . . . . . . . . . . . . . . . . . .        6,506      5,624       9,833     10,615
        Pension and other benefits. . . . . . . . . . . . .       15,122     11,416      30,683     22,702
                                                              --------------------------------------------
                                                                  64,309     56,897     124,727    112,216
      Net occupancy expense . . . . . . . . . . . . . . . .        8,254      6,927      16,022     13,830
      Equipment expenses  . . . . . . . . . . . . . . . . .        9,953      8,760      19,337     16,963
      Other taxes . . . . . . . . . . . . . . . . . . . . .        5,094      4,667      10,725      9,099
      Professional fees . . . . . . . . . . . . . . . . . .        9,218      9,202      16,772     16,052
      Communications  . . . . . . . . . . . . . . . . . . .        5,689      4,989      11,292      9,893
      Business promotion  . . . . . . . . . . . . . . . . .        4,170      3,539       7,962      7,229
      Printing and supplies   . . . . . . . . . . . . . . .        2,517      2,311       5,298      4,412
      Other operating expenses  . . . . . . . . . . . . . .       10,414     10,659      20,865     20,473
      Amortization of intangibles . . . . . . . . . . . . .        5,104      4,502      10,040      8,863
                                                              --------------------------------------------
                                                                 124,722    112,453     243,040    219,030
                                                              --------------------------------------------
      Income before tax and dividends on preferred stock of
        Banco Popular . . . . . . . . . . . . . . . . . . .       45,124     43,491      90,189     82,158
      Income tax  . . . . . . . . . . . . . . . . . . . . .       11,063     11,622      22,387     21,367
                                                              --------------------------------------------
      Income before dividends on preferred stock of
        Banco Popular . . . . . . . . . . . . . . . . . . .       34,061     31,869      67,802     60,791
      Dividends on preferred stock of Banco Popular (Note 7)                    192                    385
                                                              --------------------------------------------
      NET INCOME  . . . . . . . . . . . . . . . . . . . . .   $   34,061  $  31,677     $67,802    $60,406
                                                              ============================================
      NET INCOME APPLICABLE TO COMMON STOCK . . . . . . . .   $   31,973  $  31,677     $63,627    $60,406
                                                              ============================================
     EARNINGS PER COMMON SHARE (Note 9):  . . . . . . . . .   $     0.98  $    0.96     $  1.94    $  1.84
                                                              ============================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------


                                                                                For the six months ended
                                                                                       June 30,
(In thousands)                                                                   1995                1994
-------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income   . . . . . . . . . . . . . . . . . . . . . . . .       $    67,802            $   60,406
                                                                            ---------------------------------
        Adjustments to reconcile net income to cash provided by
         operating activities:
         Depreciation and amortization of premises and equipment    .            21,008                18,208
         Provision for loan losses    . . . . . . . . . . . . . . . .            24,344                27,700
         Amortization of intangibles  . . . . . . . . . . . . . . . .            10,040                 8,863
         Gain on sale of investment securities available-for-sale   .              (112)                 (272)
         Loss (gain) on disposition of premises and equipment   . . .               199                  (792)
         Gain on sale of loans  . . . . . . . . . . . . . . . . . . .            (3,749)               (1,800)
         Amortization of premiums and accretion of discounts
           on investments   . . . . . . . . . . . . . . . . . . . . .            (1,764)                5,648
         Amortization of deferred loan fees and costs   . . . . . . .             1,280                 1,707
         Net increase in postretirement benefit obligation    . . . .             4,009                 2,063
         Net increase in trading securities   . . . . . . . . . . . .           (36,183)               (7,382)
         Net (increase) decrease in interest receivable   . . . . . .           (12,830)                4,156
         Net decrease (increase) in other assets  . . . . . . . . . .             1,267                (7,329)
         Net decrease in interest payable   . . . . . . . . . . . . .            (1,203)                 (383)
         Net (decrease) increase in current and deferred taxes    . .           (11,539)                4,464
         Net decrease in other liabilities  . . . . . . . . . . . . .              (494)               (3,663)
                                                                            ---------------------------------
        Total adjustments . . . . . . . . . . . . . . . . . . . . . .            (5,727)               51,188
                                                                            ---------------------------------
        Net cash provided by operating activities . . . . . . . . . .            62,075               111,594
                                                                            ---------------------------------
        CASH FLOWS FROM INVESTING ACTIVITIES: . . . . . . . . . . . .
         Net decrease (increase) in money market investments  . . . .           213,776               (86,859)
         Purchases of investment securities held-to-maturity  . . . .       (10,727,840)           (3,982,242)
         Maturities of investment securities held-to-maturity   . . .        10,333,862             3,761,409
         Purchases of investment securities available-for-sale  . . .          (413,993)             (228,208)
         Maturities of investment securities available-for-sale   . .            24,097
         Sales of investment securities available-for-sale  . . . . .           152,217               329,674
         Net disbursements on loans   . . . . . . . . . . . . . . . .          (604,324)             (690,918)
         Proceeds from sale of loans  . . . . . . . . . . . . . . . .           177,718                56,271
         Acquisition of mortgage loan portfolios  . . . . . . . . . .           (39,231)              (76,700)
         Decrease in loans held-for-sale    . . . . . . . . . . . . .             3,751
         Assets acquired, net of cash   . . . . . . . . . . . . . . .           (29,189)              (17,557)
         Acquisition of premises and equipment    . . . . . . . . . .           (27,185)              (32,518)
         Proceeds from sale of premises and equipment . . . . . . . .             4,155                 3,542
                                                                            ---------------------------------
        Net cash used in investing activities . . . . . . . . . . . .          (932,186)             (964,106)
                                                                            ---------------------------------
        CASH FLOWS FROM FINANCING ACTIVITIES:
         Net increase in deposits   . . . . . . . . . . . . . . . . .           412,124               252,926
         Net deposits acquired  . . . . . . . . . . . . . . . . . . .           163,637
         Net (decrease) increase in federal funds purchased
           and securities sold under agreements to repurchase . . . .           (93,906)              399,959
         Net increase in other short-term borrowings  . . . . . . . .           177,132                54,107
         Proceeds from issuance of notes payable    . . . . . . . . .           306,757               104,702
         Payments of notes payable  . . . . . . . . . . . . . . . . .          (107,505)                   (5)
         Dividends paid   . . . . . . . . . . . . . . . . . . . . . .           (20,601)              (16,372)
         Proceeds from issuance of common stock   . . . . . . . . . .             1,577                 1,562
         Proceeds from issuance of preferred stock  . . . . . . . . .                                  96,690
         Redemption of preferred stock  . . . . . . . . . . . . . . .                                 (11,000)
                                                                            ---------------------------------
        Net cash provided by financing activities . . . . . . . . . .           893,215               882,569
                                                                            ---------------------------------
        Net (decrease) increase in cash and due from banks  . . . . .           (30,896)               30,057
        Cash and due from banks at beginning of period  . . . . . . .           442,316               368,837
                                                                            ---------------------------------
        Cash and due from banks at end of period  . . . . . . . . . .       $   411,420            $  398,894
                                                                            =================================


The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

NOTE 1 - CONSOLIDATION

The consolidated financial statements of BanPonce Corporation include the balance sheet of the Corporation and its wholly-owned subsidiaries, Velco, BP Capital Markets, Popular International Bank, Inc. and its wholly-owned subsidiaries BanPonce Financial Corp., Banco Popular, FSB, and Pioneer Bancorp, Inc. (second tier subsidiaries) and Equity One, Inc., and Banco Popular de Puerto Rico and its wholly-owned subsidiaries, Popular Leasing and Rental, Inc., Popular Consumer Services, Inc. and Popular Mortgage, Inc., as of June 30, 1995 and 1994, and their related statements of income and cash flows for the six-month period then ended. These statements are, in the opinion of management, a fair statement of the results of the periods presented. These results are unaudited, but include all necessary adjustments for a fair presentation of such results.

NOTE 2 - ACCOUNTING CHANGES

Effective January 1, 1995 the Corporation adopted the Statement of Financial Accounting Standards (SFAS) 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS 118, "Accounting by Creditors for Impairment of a Loan
- Income Recognition and Disclosures." SFAS 114 which defines impaired loans, requires creditor to set up a valuation allowance with a corresponding charge to the provision for loan losses for loans considered to be impaired. The loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective rate, on the loan observable market price, or the fair value of the collateral if the loan is collateral dependent. The Corporation had $89,208 in loans considered impaired which required an allowance of $20,670 as of June 30, 1995. For the first six months of 1995, no increase in the provision for loan losses was necessary as a result of the impairment measurement. As allowed by SFAS 118, the Corporation continued using current practices of recognizing income on impaired loans.

    During the first quarter of 1994 the Corporation adopted SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires financial institutions to divide their securities holdings among three categories: held-to-maturity, available-for-sale and trading securities. Those securities which management has the positive intent and ability to hold to maturity will be classified as held-to-maturity and will be carried at cost. Those that are bought and held principally for the purpose of selling them in the near term, will be classified as trading and will continue to be reported at fair value with unrealized gains and losses included in earnings. All other securities will be classified as available-for-sale and will be reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. As a result of the adoption of this statement, the Corporation's stockholders' equity at June 30, 1995 includes unrealized holding gains on securities available-for-sale of $4,262, net of deferred taxes, as compared with $6,635 in unrealized losses at June 30, 1994.

NOTE 3 - INVESTMENT SECURITIES

THE MATURITIES AS OF JUNE 30, 1995 AND MARKET VALUE FOR THE FOLLOWING INVESTMENT SECURITIES ARE: Investments Securities held-to-maturity:


                                                                   JUNE 30,
                                                          1995                     1994
                                               Book Value   Market Value  Book Value   Market Value
                                               ----------------------------------------------------
U.S. Treasury (average maturity of
   1 year)                                       $2,318,157  $2,324,459   $2,074,308   $2,057,542
Obligations of other U.S. Government
   agencies and corporations (average
   maturity of 1 year and 9 months)                 247,333     245,097      539,333      535,486
Obligations of Puerto Rico, States and
   political subdivisions (average
   maturity of 3 years and 2 months)                215,185     219,866      250,499      254,603
Collateralized mortgage obligations
   (average maturity of 1 year and 8 months)        409,640     404,225      446,770      462,028
Mortgage-backed securities (average
   maturity of 4 years and 7 months)                138,618     137,731      174,301      139,361
Others (average maturity of 7 years
   and 1 month)                                      55,760      55,795       54,688       54,789
                                                 ------------------------------------------------
                                                 $3,384,693  $3,387,173   $3,539,899   $3,503,809
                                                 ================================================


Investments securities available-for-sale:


                                                                         JUNE 30,
                                                             1995                            1994
                                                Amortized Cost  Market Value   Amortized Cost    Market Value
                                                -------------------------------------------------------------
U.S. Treasury (average maturity
   of 1 year and 11 months)                      $  678,002      $  679,583      $557,115           $549,945
Obligations of other U.S. Government
   agencies and corporations (average
   maturity of 1 year and 6 months)                 150,135         151,110        56,261             56,647
Obligations of Puerto Rico, States and
   political subdivisions (average
   maturity of 2 years and 11 months)                31,154          31,201        26,916             26,916
Collateralized mortgage obligations (average
   maturity of 2 years and 10 months)                41,953          41,826        48,967             48,849
Mortgage-backed securities (average maturity
   of 6 years and 4 months)                         215,082         214,722        29,937             29,326
Others (average maturity of 9 months)                63,464          67,850        12,953             12,953
                                                 -----------------------------------------------------------
                                                 $1,179,790      $1,186,292      $732,149           $724,636
                                                 ===========================================================



NOTE 4 - PLEDGED ASSETS

Securities and insured mortgage loans of the Corporation of $2,523,419 (1994 - $2,373,775) are pledged to secure public and trust deposits and securities and mortgages sold under repurchase agreements.

NOTE 5 - COMMITMENTS

In the normal course of business there are letters of credit outstanding and stand-by letters of credit which at June 30, 1995 amounted to $21,982 and $74,487, respectively. There are also outstanding other commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

NOTE 6 - SUBORDINATED NOTES

Subordinated notes consist of the following:

           8.875% Fixed Rate Notes series A, due in 1996              $15,000
           8.6875% Fixed Rate Notes series B, due in 1996              15,000
           Floating Rate Notes series A with interest
             payable at 88% of LIBID rate, due in 1996                 19,000
           Floating Rate Notes series B with interest
            payable at 86% of LIBID rate, due in 1996                   1,000
                                                                      -------
                                                                      $50,000
                                                                      =======


NOTE 7 - PREFERRED STOCK OF BANCO POPULAR

Banco Popular has 200,000 shares of authorized preferred stock with a par value of $100. Of these, 110,000 were issued and outstanding until June 30, 1994, when the shares were redeemed at par value.

NOTE 8 - STOCKHOLDERS' EQUITY

Authorized common stock is 90,000,000 shares with a par value of $6 per share of which 32,893,968 are issued and outstanding at June 30, 1995. On June 27, 1994, the Corporation issued 4,000,000 shares of non-cumulative preferred stock with a dividend rate of 8.35% and a liquidation preference value of $25 per share. Authorized preferred stock is 10,000,000 shares without par value.

NOTE 9 - EARNINGS PER COMMON SHARE

Earnings per common share (EPS) are calculated based on net income applicable to common stockholders which amounted to $63,627 and $60,406 for the six months ended June 30, 1995 and 1994, respectively, after deducting the dividends on preferred stock. EPS are based on 32,880,371 and 32,770,562 average shares outstanding during the first six months of 1995 and 1994, respectively.

NOTE 10 - SUPPLEMENTAL DISCLOSURE ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

During the six-month period ended June 30, 1995 the Corporation paid interest and income taxes amounting to $233,396 and $28,750, respectively (1994 - $156,701 and $14,849). In addition, the loans receivable transferred to other real estate and other property for the period ended June 30, 1995, amounted to $1,843 and $4,084, respectively (1994 - $931 and $1,414). The Corporation's stockholders' equity at June 30, 1995 includes $4,262, in unrealized holding gains on securities available-for-sale, net of deferred taxes, as compared with unrealized losses of $6,635 at June 30, 1994.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS                             OFFICES (CONT.)
Richard L. Carrion, Chairman                   LOS ANGELES OFFICE
Alfonso F. Ballester, Vice Chairman               354 South Spring St.
Antonio Luis Ferre, Vice Chairman                 Los Angeles, California 90013
Juan A. Albors Hernandez *                        Telephone: (213) 626-1160
Salustiano Alvarez Mendez *
Jose A. Bechara Bravo *                        VIRGIN ISLANDS OFFICE
Juan J. Bermudez                                  80 Kronprindsens Gade
Esteban D. Bird *                                 Kronprindsens Quarter
Francisco J. Carreras                             Charlotte Amalie, St. Thomas
David H. Chafey, Jr. *                            U.S. Virgin Islands 00802
Waldemar del Valle **                             Telephone: (809) 774-2300
Luis E. Dubon, Jr.
Roberto W. Esteves *                           SUBSIDIARIES
Hector R. Gonzalez **                          VEHICLE EQUIPMENT LEASING COMPANY, INC.
Jorge A. Junquera Diez                            State Road #2 Km. 6.8
Franklin A. Mathias                               Villa Caparra
Manuel Morales, Jr.                               Guaynabo, Puerto Rico 00966
Alberto M. Paracchini                             Telephone: (809) 792-9292
Francisco Perez, Jr. **
Francisco M. Rexach, Jr.                       POPULAR LEASING AND RENTAL, INC.
Jose E. Rossi *                                   M-1046 Federico Costa St.
Felix J. Serralles Nevares                        Tres Monjitas Industrial Development
Emilio Jose Venegas **                            San Juan, Puerto Rico 00903
Julio E. Vizcarrondo, Jr.                         Telephone: (809) 751-4848

Samuel T. Cespedes, Secretary                  POPULAR CONSUMER SERVICES, INC.
                                                  10 Salud Street
 * Director of Banco Popular de Puerto Rico only  El Senorial Condominium, Suite 613
** Director of BanPonce Corporation only          Ponce, Puerto Rico 00731
                                                  Telephone: (809) 844-2860
EXECUTIVE OFFICERS
Richard L. Carrion, Chairman of the Board,     EQUITY ONE, INC.
   President and Chief Executive Officer          523 Fellowship Road, Suite 220
Jorge A. Junquera Diez, Executive Vice President  Mt. Laurel, New Jersey 08054
Maria Isabel Burckhart, Executive Vice President  Telephone: (609) 273-1119
David H. Chafey, Jr., Executive Vice President
Larry Kesler, Executive Vice President         PIONEER BANCORP, INC.
Humberto Martin, Executive Vice President         4000 West North Avenue
Emilio E. Pinero, Executive Vice President        Chicago, Illinois 60639
                                                  Telephone: (312) 292-4777
OFFICES
                                               BANCO POPULAR, FSB
CENTRAL OFFICE                                    500 Bloomfield Avenue
   Banco Popular Center, Hato Rey                 Newark, New Jersey 07107
   209 Munoz Rivera Avenue                        Telephone: (201) 484-6525
   San Juan, Puerto Rico 00918
   Telephone: (809) 765-9800                   POPULAR MORTGAGE, INC.
                                                  268 Ponce de Leon Avenue
NEW YORK OFFICE                                   San Juan, Puerto Rico 00918
   7 West 51st St.                                Telephone: (809) 753-0245
   New York, N.Y. 10019
   Telephone: (212) 315-2800                   BP Capital Markets
                                                   1020 Popular Center
                                                   Hato Rey, Puerto Rico 00918
                                                   Telephone: (809) 766-4200



BANPONCE
CORPORATION

P.O. Box 362708
San Juan, Puerto Rico 00936-2708























(Logo)